Exhibit 99.2

VOTING AGREEMENT

THIS AGREEMENT is made as of the 28th day of August, 2011.

BETWEEN:

THE PERSONS LISTED ON SCHEDULE A HERETO, (collectively, the “Shareholders” and each individually a “Shareholder”)

-and-

AURICO GOLD INC. , a corporation existing under the laws of Ontario (“AuRico”)

WHEREAS each Shareholder is the registered and/or direct or indirect beneficial owner of the issued and outstanding common shares in the capital of Northgate Minerals Corporation (“Northgate” or the “Corporation”) and/or the issued and outstanding Convertible Securities (as defined herein) set forth opposite such Shareholder’s name on Schedule A hereto;

AND WHEREAS each Shareholder understands that AuRico and the Corporation are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) providing for the Arrangement (as defined herein);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Shareholder (i) to vote its Shareholder Securities (as defined herein) or cause the same to be voted in favour of the Arrangement Resolution (as defined herein) and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS each Shareholder acknowledges that AuRico would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Shareholder;

AND WHEREAS the foregoing recitals are made by a Shareholder only with respect to itself and its Shareholder Securities and, for greater certainty, are not made in relation to any other Shareholder or any other Shareholder Securities;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

“Acquisition Proposal” means, any bona fide written proposal, other than from AuRico or a AuRico Subsidiary, directly or indirectly, to acquire all or substantially all of the assets of Northgate (on a consolidated basis) or more than 50% of the Shares whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Northgate and/or the Northgate Subsidiaries, or a written proposal to do so, excluding the Arrangement;;

“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106, Prospectus and Registration Exemptions, unless stated otherwise;

“Arrangement” means an arrangement pursuant to Part 9, Division 5 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or Final Order;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between AuRico and the Corporation, as it may be amended from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of Northgate Shareholders approving the Plan of Arrangement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in (i) Vancouver, British Columbia or (ii) Toronto, Ontario are not open for business during normal banking hours;

“Convertible Securities” means any securities which are exercisable or exchangeable for, or convertible into, or otherwise provide for the right or obligation to acquire, directly or indirectly, whether or not on conditions, Shares by a single transaction or a series of linked transactions;

“Corporation Meeting” means the special meeting of securityholders of the Corporation, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Court” means the Supreme Court of British Columbia;

“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Interim Order” means the interim order of the Court to be obtained by Northgate, as such order may be amended, in connection with the Northgate Meeting and the Arrangement;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Northgate Shareholders” means at any time, the holders of Shares;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Corporation and AuRico, each acting reasonably;

“Representatives” has the meaning ascribed thereto in Section 2.1(a);

“Shareholder Securities” means Shareholders Shares and Convertible Securities;

“Shareholder Shares” means all Shares owned by the Shareholder, including (i) all Shares issuable upon the exercise of Convertible Securities owned by the Shareholder, and (ii) all securities of the Corporation or of any holding body corporate of the Corporation, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares, Convertible Securities or any interest in the Shareholder;

“Shares” means common shares in the capital of the Corporation; and

“Subsidiary” has that meaning as set out in section 2(2) of the BCBCA or the Securities Act (British Columbia), as the context requires and “Subsidiaries” means more than one Subsidiary.

1.2	Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3	Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule “A” List of Shareholders and Shareholder Securities

ARTICLE 2

COVENANTS OF THE SHAREHOLDER

2.1	General

Each of the Shareholders severally, and not jointly or jointly and severally, hereby covenants and irrevocably agrees in favour of AuRico that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement, such Shareholder will, and will cause its associated entities (as such term is defined in MI 61-101) to:

(a)	not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or any of its affiliates (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than AuRico or any of its affiliates) relating to an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)	immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c)	promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify AuRico, at first orally and then in writing within 24 hours, after it or its Representatives receives or becomes aware of: (i) any inquiry, approach, contact or proposal that constitutes, relates to or may reasonably be executed to lead to an Acquisition Proposal, whether or not such inquiry, approach, contact or proposal is in writing, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing if in writing; or (ii) any request by any Person for (A) non-public information relating to the Corporation or its affiliates, (B) a shareholder list of the Corporation, or (C) access to the properties, officers, directors or books and records of the Corporation or any affiliate. The Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as AuRico may reasonably request. The Shareholder will keep AuRico fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the AuRico with respect thereto;

(d)	not option, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in, or option over, hypothecate or otherwise dispose of or convey any Shareholder Securities, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy or other right to vote any Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Securities;

(f)	not take any other action of any kind which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(g)	not vote or cause to be voted any Shareholder Securities in respect of any proposed action by the Corporation or its shareholders or affiliates or any other person in a manner which would reasonably be expected to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(h)	use all commercially reasonable efforts, at the specific written request and sole cost of AuRico, in its capacity as a holder of Shares and/or Convertible Securities to assist the Corporation and AuRico to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement;

(i)	irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(j)	in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, the securityholders of the Corporation, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Securities;

(k)	not purchase or acquire or enter into any agreement or right to purchase or acquire any additional Shares, Convertible Securities or any other securities of the Corporation from and including the date hereof until the termination of this Agreement other than pursuant to the Corporation’s 2005 Employee Share Purchase Plan; and

(l)

take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Securities will be held by such Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shares.

2.2	No Limitation on Fiduciary Duty

Nothing contained in this Agreement will restrict, limit or prohibit the Shareholder from taking any action (in his capacity as a director or officer) permitted under Section 6.1 and Section 6.2 of the Arrangement Agreement.

2.3	Voting of the Shareholder Shares in Favour of the Arrangement Resolution

Each Shareholder hereby agrees with AuRico that it will, on or before the tenth Business Day prior to the Corporation Meeting, duly complete, or cause to be duly completed, forms of proxy in respect of all of the Shareholder Securities, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw the forms of proxy or revoke the terms therein; provided that the Shareholder shall not be required to comply with the foregoing obligations (and, for greater certainty, shall be entitled to terminate this Agreement pursuant to the provisions of Section 4.3) in the event that board of directors of the Corporation authorizes the Corporation, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and the Corporation terminates the Arrangement Agreement in accordance with its terms as a result thereof.

2.4	Alternative Transaction

Each Shareholder irrevocably covenants and agrees in favour of AuRico that if:

(a)	AuRico determines that it is necessary or desirable to proceed with an alternative transaction (including a take-over bid) (the “Alternative Transaction”); and

(b)	the Corporation supports the completion of such Alternative Transaction;

each Shareholder shall support the completion of such Alternative Transaction in the same manner as the Arrangement, including using all reasonable efforts to facilitate the successful completion of such Alternative Transaction and that the Shareholder and AuRico shall execute and deliver an agreement to amend this Agreement to include such provisions as AuRico, acting reasonably, deems necessary or desirable to give effect to the Alternative Transaction.

If an Alternative Transaction involves a take-over bid, each Shareholder irrevocably covenants in favour of AuRico to deposit or cause to be deposited with the depository under such take-over bid within 20 calendar days of the mailing of the offeror’s circular in respect of the take-over bid, all of the Shareholder Securities then outstanding (and each Shareholder shall ensure that all of such Shareholder Securities have become registered in the name of the Shareholder prior to such deposit).

In the event of any proposed Alternative Transaction, any reference in this Voting Agreement to the Arrangement, Arrangement Agreement or Plan of Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Voting Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the Effective Date shall refer to the date of closing of the transactions contemplated by the Alternative Transaction.

The Shareholder covenants that it will not exercise any rights of dissent in connection with any Alternative Transaction.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

Each of the Shareholders, hereby severally, and not jointly or jointly and severally represents and warrants to and covenants with AuRico as follows, and acknowledges that AuRico is relying upon such representations, warranties and covenants in entering into this Agreement

(a)	Incorporation; Authorization. If such Shareholder is a corporation or other legal entity, such Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement enforceable by AuRico against such Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)	Ownership of Shares and Other Securities. Such Shareholder is and will immediately prior to the Effective Date be, the direct or indirect beneficial owner of the Shareholder Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. Neither the Shareholder nor any of its affiliates is a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement by the Shareholder or the consummation of any of the transactions provided for in this Agreement.

(c)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Shareholder’s Shareholder Securities, or any interest therein or right thereto, except pursuant to this Agreement.

(d)	Voting. None of such Shareholder’s Shareholder Securities subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(e)	Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against such Shareholder or any of its affiliates that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Securities and there is no judgment, decree or order against such Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of the Shareholder Securities.

(g)	No Other Securities. The only securities of the Corporation beneficially owned or controlled, directly or indirectly, by such Shareholder are its Shareholder Securities and such Shareholder has no other agreement or option, or right or privilege (whether by law, pre emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of additional securities of the Corporation.

3.2	Representations and Warranties of AuRico

AuRico hereby represents and warrants to each Shareholder as follows, and acknowledges that each Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement

(a)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement by AuRico and the consummation by AuRico of the transactions contemplated hereunder have been duly authorized by the board of directors of AuRico and no other internal proceedings on the part of AuRico are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by AuRico and constitutes a legal, valid and binding agreement enforceable by the Shareholder against AuRico in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. AuRico is not a party to, bound or affected by or subject to, any charter or bylaw, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(c)	no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by AuRico in connection with the execution and delivery of this Agreement by AuRico.

ARTICLE 4

TERMINATION

4.1	Termination by AuRico

AuRico, when not in material default in the performance of its obligations under this Agreement may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)	any of the representations and warranties (other than the representations and warranties in Sections 3.1(b), 3.1(c), 3.1(d) and 3.1(g) of this Agreement) of the Shareholder under this Agreement shall not be true and correct in all material respects;

(b)	any of the representations and warranties of the Shareholder in Sections 3.1(b), 3.1(c), 3.1(d) and 3.1(g) of this Agreement shall not be true and correct in all respects; or

(c)	the Shareholder shall not have complied with its covenants to AuRico contained in this Agreement in all material respects;

provided, however, that such termination shall be without prejudice to any rights which AuRico may have as a result of any default by the Shareholder prior to such termination.

4.2	Termination by the Shareholder

The Shareholder, when not in material default in its performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to AuRico if:

(a)	any of the representations and warranties of AuRico under this Agreement shall not be true and correct in all material respects; or

(b)	AuRico shall not have complied with its covenants to the Shareholder contained in this Agreement in all material respects.

4.3	Automatic Termination

Unless extended by mutual agreement of the Shareholder, on the one hand, and AuRico, on the other hand, this Agreement shall automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

4.4	Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of AuRico and the Shareholder.

4.5	Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, covenants, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 5

GENERAL

5.1	Further Assurances

Each of the Shareholders and AuRico will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.2	Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The parties acknowledge that this Agreement will be publicly disclosed.

5.3	Assignment

Subject to prior written notice to each Shareholder, AuRico may assign all or part of its rights under this Agreement to a wholly owned subsidiary of AuRico, but, if such assignment takes place, AuRico shall continue to be liable jointly and severally with the assignee for any obligations hereunder. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto.

5.4	Time

Time shall be of the essence of this Agreement.

5.5	Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

5.6	Governing Law

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction). Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario and all courts having appellate jurisdiction thereover in any proceeding arising out of or relating to this Agreement commenced in such court by any party against any other party or parties (a “Permitted Action”), and each party waives, and will not assert by way of motion or otherwise, as a defense or otherwise in any Permitted Action, any claim that it is not subject to the jurisdiction of the court to whose jurisdiction it has submitted in this Agreement, that such Permitted Action is brought in an inconvenient forum, that the venue of such Permitted Action is improper or that the subject matter of such Permitted Action may not be enforced in or by such court, and will not seek and hereby waives, in any proceeding brought to obtain an order or judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, any review by any court of any other jurisdiction of or pertaining to the merits of any Permitted Action, whether or not such party fails to appear in or defend the Permitted Action.

5.7	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

5.8	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

5.9	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile or email, in the case of:

(a)	AuRico, addressed as follows:

AuRico Gold Inc.

320 Bay Street, Suite 1520

Toronto, ON M5H 2R3

Attention:	Rene Marion
Facsimile:	(647) 260-8881
Email:	rene.marion@auricogold.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, Ontario M5H 2T6

Attention:	John Turner
Facsimile:	(416) 364 7813
Email:	jturner@fasken.com

(b)	the Shareholders at the addresses shown on the attached Schedule A with a copy (which shall not constitute notice) to:

Northgate Minerals Corporation

110 Yonge Street, Suite 1601

Toronto, ON

M5C 1T4

Attention:	Matthew J. Howorth
Facsimile:	(416) 363-1701
Email:	mhoworth@northgateminerals.com

relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery sending or email transmission thereof if sent, delivered or transmitted during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

5.10	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by the Shareholder of any material obligations contained in this Agreement will cause AuRico to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any breach or any threat of breach by the Shareholder, AuRico shall be entitled to appropriate equitable relief, including without limitation, specific performance, interlocutory, preliminary and permanent injunctive relief and no undertaking to pay damages nor any bond or security shall be required in connection therewith. Such equitable relief shall be in addition to any other remedies to which AuRico might be entitled in equity or at law for any direct or indirect action or anticipated breach of this Agreement. In any action to enforce this Agreement, Shareholder agrees it will not oppose the granting of such relief on the basis that AuRico has an adequate remedy at law or in damages, and AuRico shall be entitled to recover its reasonable legal fees, court costs and related expenses from the Shareholder. If AuRico seeks injunctive relief or specific performance, the Shareholder agrees that AuRico would suffer irreparable harm should such relief not be granted.

5.11	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

5.12	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.13	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[Remainder of page intentionally left blank. Signature pages follow.]

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) ) )
[Witnessed]		“Terry A. Lyons”
Witness	) ) ) )	Terry A. Lyons
[Witnessed]		“Mark Daniel”
Witness	)	Mark Daniel
[Witnessed]	) ) )	“Paul J. Dowd”
Witness	)	Paul J. Dowd
[Witnessed]	) ) )	“Patrick D. Downey”
Witness	)	Patrick D. Downey
[Witnessed]	) ) )	“Richard J. Hall”
Witness	)	Richard J. Hall
[Witnessed]	) ) )	“Douglas P. Hayhurst”
Witness	)	Douglas P. Hayhurst
[Witnessed]	) ) )	“Conrad A. Pinette”
Witness	)	Conrad A. Pinette
[Witnessed]	) ) )	“Jon A. Douglas”
Witness	)	Jon A. Douglas
) ) )
[Witnessed]		“Peter MacPhail”
Witness	) ) ) )	Peter MacPhail
[Witnessed]		“Christopher Rockingham”
Witness	)	Christopher Rockingham

[Witnessed]	) ) )	“Matthew J. Howorth”
Witness	) ) ) )	Matthew J. Howorth
[Witnessed]		“Eugene Lee”
Witness		Eugene Lee

AURICO GOLD INC.

By:	“Rene Marion”
	Name:	Rene Marion
	Title:	Chief Executive Officer

SCHEDULE “A”

LIST OF SHAREHOLDERS

Name of Shareholder	Address of Shareholder	Fax Number and Email of Shareholder
Terry A. Lyons	[Redacted]	[Redacted]
Mark Daniel	[Redacted]	[Redacted]
Paul J. Dowd	[Redacted]	[Redacted]
Patrick D. Downey	[Redacted]	[Redacted]
Richard J. Hall	[Redacted]	[Redacted]
Douglas P. Hayhurst	[Redacted]	[Redacted]
Conrad A. Pinette	[Redacted]	[Redacted]
Jon A. Douglas	[Redacted]	[Redacted]
Peter MacPhail	[Redacted]	[Redacted]
Christopher Rockingham	[Redacted]	[Redacted]
Matthew J. Howorth	[Redacted]	[Redacted]
Eugene Lee	[Redacted]	[Redacted]

SHAREHOLDER SECURITIES

Name and Address of Beneficial Holder	Registered Shareholders	Number of Shares and Convertible Securities (with description of type of security)
Terry A. Lyons	Registered	Common Shares - 170,100 Options - 390,000

Mark Daniel	Registered	Common Shares - 20,000 Options - 170,000

Paul J. Dowd	Registered	Common Shares - 0 Options - 170,000

Patrick D. Downey	Registered	Common Shares - 17,578 Options - 340,000

Richard J. Hall	Registered	Common Shares - 14,500 Options - 170,000

Douglas P. Hayhurst	Registered	Common Shares - 19,000 Options - 300,000

Conrad A. Pinette	Registered	Common Shares - 20,000 Options - 300,000

Jon A. Douglas	Registered	Common Shares - 57,005 Options - 750,000

Peter MacPhail	Registered	Common Shares - 41,482 Options - 830,000

Christopher Rockingham	Registered	Common Shares - 57,652 Options - 590,000

Matthew J. Howorth	Registered	Common Shares - 16,256 Options - 285,000

Eugene Lee	Registered	Common Shares - 24,313 Options - 270,000